

SECUR. **08031921** MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66706

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___April 1, 2007___ AND ENDING ___March 31, 2008___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O C Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22672 Lambert Street, Suite 602
                                    (No. and Street)

Lake Forest	CA	92630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Scordo   (949) 887-7226
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
                        (Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Kenneth Scordo_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

· _OC Securities, Inc_____, as of

_____March 31,_____, ____2008___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

State of _CALIFORNIA_____
County of _ORANGE_____
Subscribed and sworn to (or affirmed) before me this _16_ day of _APRIL_, 20_08_ by satisfactory evidence to be the person(s) who appeared by me.

_____
Notary Public

Signature

_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


OC Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2008



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
OC Securities, Inc.:

We have audited the accompanying statement of financial condition of OC Securities, Inc. (the Company) as of March 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OC Securities, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 27, 2008

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

OC Securities, Inc.
Statement of Financial Condition
March 31, 2008

Assets

Cash	$	12,717
Deposit held at clearing organization		50,034
Receivable from clearing organization		29,679
Officer loan receivable		85,696
Office equipment, net		5,022
Organization costs, net		9,516
Prepaid expenses		1,800
Deposit		2,241
Total assets	$	196,705

Liabilities and Stockholders' equity

Liabilities

Accounts payable and accrued expenses	$	34,213
Payable to clearing organization		25,794
Income tax payable		800
Total liabilities		60,807

Stockholders' equity

Common stock, no par value, 50,000,000 shares authorized and 30,026,550 shares issued outstanding		318,500
Additional paid-in capital		94,000
Accumulated deficit		(276,602)
Total stockholders' equity		135,898
Total liabilities and stockholders' equity	$	196,705

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Operations
For the Year Ended March 31, 2008

Revenues

Commissions	$	580,799
Interest income		4,651
Other income		75,712
Total revenues		661,162

Expenses

Employee compensation and benefits	206,214
Commissions, trading fees, and floor brokerage	302,276
Consulting expenses	55,891
Interest expense	3,080
Occupancy	19,838
Other operating expenses	156,563
Total expenses	743,862
Net income (loss) before income tax provision	(82,700)
Income tax provision	800
Net income (loss)	$ (83,500)

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at March 31, 2007	$ 318,500	$ 34,000	$ (193,102)	$ 159,398
Additional contribution	–	60,000	–	60,000
Net income (loss)	–	–	(83,500)	(83,500)
Balance at March 31, 2008	$ 318,500	$ 94,000	$ (276,602)	$ 135,898

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2008

Cash flows from operating activities:

Net income (loss)			$ (83,500)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation		$ 2,325	
Amortization		4,788	
(Increase) decrease in:			
Deposit held at clearing organization		(24,444)	
Receivable from clearing organization		22,253	
Interest receivable		(1,902)	
Prepaid expense		(1,800)	
Deposit		(2,241)	
(Decrease) increase in:			
Payable to clearing organization		(1,078)	
Accounts payable and accrued expenses		24,778	
Total adjustments			22,679
Net cash provided by (used in) operating activities			(60,821)

Cash flows from investing activities:

Purchase of equipment		(1,825)	
Net cash provided by (used in) investing activities			(1,825)

Cash flows from financing activities:

Proceeds from additional contribution		60,000	
Officer loan receivable		14,510	
Net cash provided by (used in) financing activities			74,510
Net increase (decrease) in cash			11,864
Cash at beginning of year			853
Cash at end of year			$ 12,717

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$	3,080
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

OC Securities, Inc. ("the Company") was incorporated in California on September 28, 2004, and began operations on April 1, 2005. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company engages in the business to sell corporate debt securities, corporate equity securities over-the-counter, U.S. government securities, mutual funds, and municipal securities. The Company can also serve as a non-exchange member arranging for transactions in listed securities by exchange members, a put and call dealer, and can sell private placements in securities. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and the related revenues and expenses are recorded on settlement date. Revenues and expenses recorded on a trade date basis are not materially different from revenues and expenses recorded on a settlement date basis.

The receivable from clearing organization is stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment are depreciated using the double declining method of depreciation over their estimated useful lives ranging from five (5) to seven (7) years.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organizational costs are being amortized on a straight-line basis over 60 months.

Advertising costs are expensed as incurred. For the year ended March 31, 2008, the Company charged $3,727 to other operating expenses for advertising costs.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: DEPOSIT HELD AT CLEARING ORGANIZATION

The Company has deposited $50,000 with its clearing organization as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at March 31, 2008, includes interest earned for a deposit total of $50,034.

Note 3: OFFICE EQUIPMENT, NET

Office equipment is recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Computer equipment	$ 9,047	5
Furniture and fixtures	3,553	7
	12,600	
Less accumulated depreciation	(7,578)	
Office equipment, net	$ 5,022	

Depreciation expense for the year ended March 31, 2008, was $2,325.

Note 4: ORGANIZATION COSTS, NET

Organization costs at March 31, 2008, are carried at cost

		Amortization Periods
Organization costs	$ 23,840	5 years
Less accumulated amortization	(14,324)	
Organization costs, net	$ 9,516	

Amortization expense for the year ended March 31, 2008, was $4,788.

Note 5: PAYABLE TO CLEARING ORGANIZATION

The $25,794 payable at March 31, 2008, consists of trading fees the Company owes its clearing organization.

Note 6: INCOME TAXES

The income tax provision for the year ended March 31, 2008, consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at March 31, 2008, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $18,009, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended March 31,
$ 23,258	2025
2,193	2026
11,107	2027
83,500	2028
$ 120,058	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 7: RELATED PARTY TRANSACTIONS

The Company has advanced its officer $85,696. The loan is unsecured, non interest bearing, and due on demand. Interest income of $4,304 has been imputed at 4.79%.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

In December of 2007, the Company entered into a non-cancellable operating lease which commenced December 2007. This lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

Future minimum lease payments under the lease are as follows:

March 31,	Amount
2009	$ 20,995
2010	16,330
2011 and thereafter	—
Total	$ 37,325

Total rent expense for the year ended March 31, 2008, was $19,838.

Note 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 11: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2008, the Company had net capital of $31,623, which was $26,623 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($60,807) to net capital was 1.92 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

OC Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2008

Computation of net capital:

Stockholders' equity

Common stock	$	318,500	
Additional paid-in capital		94,000	
Accumulated deficit		(276,602)	
Total stockholders' equity			$ 135,898

Less: Non-allowable assets

Officer loan receivable	(85,696)	
Office equipment, net	(5,022)	
Organization costs, net	(9,516)	
Prepaid expense	(1,800)	
Deposit	(2,241)	
Total adjustments		(104,275)

Net capital	31,623

Computation of net capital requirements:

Minimum net capital requirements

6 2/3 percent of aggregate indebtedness	$	4,054	
Minimum dollar net capital required	$	5,000	
Net capital required, greater of above			5,000

Excess net capital	$ 26,623

Ratio of aggregate indebtedness to net capital	1.92: 1

There was a $1 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5 report dated March 31, 2008, due to rounding.

OC Securities, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2008

A computation of reserve requirement is not applicable to OC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Information relating to possession or control requirements is not applicable to OC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

OC Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2008



BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
OC Securities, Inc.:

In planning and performing our audit of the financial statements of OC Securities, Inc. (the Company), as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 27, 2008

